Schedule A

Purchaser	Original Principal Amount of Notes	Interest added to Principal Amount	Liquidated Damages added to Principal Amount	Additional Investment	New Note Principal Amount	New Warrant Shares	New Additional Investment Right- Additional Notes	New Additional Investment Right- Warrant Shares
Cranshire Capital, L.P.	$750,000	$57,229	$30,000	$400,000	$1,237,229	618,614	618,614	$309,307
Iroquois Master Fund, Ltd.	$750,000	$54,498	$30,000	$300,000	$1,134,498	567,249	567,249	$283,625
Lilac Ventures Master Fund	$250,000	$15,436	$10,000	$0	$275,436	137,718	137,718	$68,859
Crestview Capital Master, LLC	$400,000	$28,520	$16,000	$160,000	$604,520	302,260	302,260	$151,130
Bristol Investment Fund, Ltd.	$350,000	$25,979	$14,000	$140,000	$529,979	264,989	264,989	$132,495